                                  [LETTERHEAD]

                                                               File No. 1-3431
                                                               REGULATION BW
                                                               RULE 2


                                                               November 10, 2000

VIA EDGAR


Securities and Exchange Commission
Washington, D.C. 20549


Ladies and Gentlemen:

         Please find enclosed herewith for filing in compliance with Rule 2 of Regulation BW:

         (a) the Management's Discussion & Analysis and Financial Statements (Unaudited) of the International Bank for Reconstruction and Development for the quarter ending September 30, 2000; and

         (b) the list of transactions with regard to the Bank's securities and borrowings during the quarter ending September 30, 2000.

                                                   Sincerely yours,

                                                   /s/ J. Clifford Frazier

                                                   J. Clifford Frazier
                                                   Acting Chief Counsel, Finance


Attachments

                    INTERNATIONAL BANK FOR RECONSTRUCTION AND
                                   DEVELOPMENT


                               [WORLD BANK LOGO]


                       MANAGEMENT'S DISCUSSION & ANALYSIS
                                       AND
                    CONDENSED QUARTERLY FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000

                                   (UNAUDITED)

CONTENTS
SEPTEMBER 30, 2000


MANAGEMENT'S DISCUSSION AND ANALYSIS


FINANCIAL STATEMENT REPORTING      2

MANAGEMENT REPORTING       2

CURRENT VALUE BASIS       3

EQUITY CAPITAL-TO-LOANS       4

RESULTS OF OPERATIONS AND FINANCIAL HIGHLIGHTS      5

FUNDING RESOURCES        6



IBRD CONDENSED FINANCIAL STATEMENTS


BALANCE SHEET     8

STATEMENT OF INCOME     9

STATEMENT OF COMPREHENSIVE INCOME     10

STATEMENT OF CHANGES IN RETAINED EARNINGS      10

STATEMENT OF CASH FLOWS       11

NOTES TO FINANCIAL STATEMENTS      12

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS      16

MANAGEMENT'S DISCUSSION AND ANALYSIS

This document should be read in conjunction with the International Bank for Reconstruction and Development's (IBRD) financial statements and management's discussion and analysis issued for the fiscal year ended June 30, 2000 (FY
2000). IBRD undertakes no obligation to update any forward-looking statements made in such documents.

FINANCIAL STATEMENT REPORTING

IBRD prepares its financial statements in accordance with generally accepted accounting principles (GAAP) in the United States and International GAAP (together referred to herein as the "reported basis"). Effective July 1, 2000, IBRD adopted Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its related amendments under Financial Accounting Standard No. 138. Concurrently, IBRD also adopted International Accounting Standard No. 39, "Financial Instruments: Recognition and Measurement". These three standards are collectively termed "FAS 133" for purposes of this discussion.

These new standards require that all derivatives be carried at fair value. IBRD has marked all derivative instruments, as defined by FAS 133, to fair value, with changes in the fair value being recognized currently in earnings.

Although these standards allow hedge accounting for certain qualifying hedging relationships, when these criteria are applied to IBRD's financial instrument portfolios, certain of the hedged instruments would be carried at fair value, while other similar hedged instruments would be carried at amortized cost. Therefore, in applying the new standards on the reported basis, IBRD has elected not to define any qualifying hedging relationships. While IBRD believes that its hedging strategies are appropriate, the application of FAS 133 qualifying hedge criteria would not make fully evident the risk management strategy that IBRD employs.

MANAGEMENT  REPORTING

For management reporting purposes, IBRD prepares current value financial statements as described in the Current Value Basis section of this document.

IBRD manages its balance sheet by making extensive use of derivatives to manage the interest rate and currency risks associated with its financial assets and liabilities. IBRD uses derivative instruments for asset/liability management of individual positions and portfolios, and to reduce transaction costs.

IBRD's funding operations are designed to meet a major organizational objective of providing lower cost funds to borrowing members. Because of the extent of IBRD's long- dated funding, the reported volatility under FAS 133 may be more acute than for many other financial institutions. FAS 133 adjustments may significantly affect reported results in each accounting period, depending on changes in market rates. However, IBRD believes that its funding and asset/ liability management strategies accomplish its objectives of protection from market risk and providing lower cost funding, and that a current value basis provides more meaningful information for risk management and management reporting.

IBRD believes that a current value presentation best reflects the economic value of all of its financial instruments. Table 1 presents IBRD's balance sheet on a current value basis, together with a reconciliation to the reported accounts at September 30, 2000.

TABLE 1: CONDENSED CURRENT VALUE BALANCE SHEET AT SEPTEMBER 30, 2000 AND JUNE 30, 2000

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------------------------
                                                     SEPTEMBER 30, 2000                       JUNE 30, 2000
                                ---------------------------------------------------------- -------------------
                                                REVERSAL OF      CURRENT       CURRENT
                                  REPORTED        FAS 133         VALUE         VALUE           PRO FORMA
                                    BASIS        EFFECTS        ADJUSTMENT      BASIS         CURRENT VALUE
                                 ------------- -------------- -------------- -----------    ------------------
    CASH                         $        721                                     $  721               $  691
    INVESTMENTS                        24,654                                     24,654               25,042
    LOANS OUTSTANDING                 119,295                 $        2,530     121,825              122,265
    LESS ACCUMULATED PROVISION
       FOR LOAN LOSSES AND
       DEFERRED LOAN INCOME            (3,959)                                    (3,959)              (3,860)
    SWAPS RECEIVABLE
       INVESTMENTS                     10,546                                     10,546               11,317
       BORROWINGS                      67,415  $      (1,971)          1,971      67,415               69,410
    OTHER ASSETS                        6,803                                      6,803                7,285
                                 ------------- -------------- -------------- -----------    ------------------
         TOTAL ASSETS            $    225,475  $      (1,971) $        4,501 $   228,005    $         232,150
                                 ============= ============== ============== ===========    ==================
    BORROWINGS                   $    107,935  $          560 $        2,385 $   110,880    $         112,379
    SWAPS PAYABLE
       INVESTMENTS                     10,581                                     10,581               11,720
       BORROWINGS                      71,487         (1,752)          1,752      71,487               73,089
    OTHER LIABILITIES                   5,993                                      5,993                5,558
                                 ------------- -------------- -------------- -----------    ------------------
    TOTAL LIABILITIES                 195,996         (1,192)          4,137     198,941              202,746
    PAID IN CAPITAL                    11,421                                     11,421               11,418
    RETAINED EARNINGS AND
       OTHER EQUITY                    18,058           (779)            364      17,643               17,986
                                 ------------- -------------- -------------- -----------    ------------------
         TOTAL LIABILITIES AND
            EQUITY               $    225,475  $      (1,971) $        4,501 $   228,005    $         232,150
                                 ============= ==========================================   ==================

--------------------------------------------------------------------------------------------------------------

CURRENT VALUE BASIS

The Condensed Current Value Balance Sheet above presents IBRD's estimates of the economic value of its financial assets and liabilities, after considering interest rate, currency and credit risks. The basis for the current value model is the present value of expected cash flows based on an appropriate discount rate and incorporating market data.

LOAN PORTFOLIO

All of IBRD's loans are made to or guaranteed by countries that are members of the IBRD. IBRD does not currently sell its loans, nor is there a market for loans comparable to those made by IBRD. The current value amount of loans incorporates management's best estimate of the probable expected cash flows of these instruments to IBRD.

The current value of all loans is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted by the applicable market yield curves for IBRD's funding cost, plus IBRD's lending spread, adjusted for interest waivers.

The current value also includes IBRD's assessment of the appropriate credit risk, considering its history of payment receipts from borrowers. IBRD has never suffered a loss on any of its loans, with the exception of losses resulting from the difference between the discounted present value of expected payments for interest and charges, according to the loan's contractual terms, and the actual timing of cash flows. To recognize the risk inherent in these and any other potential overdue payments, IBRD has adjusted the value of the loans through its loan loss provision.

INVESTMENT PORTFOLIO

Under both the reported and current value basis, the investment securities and related financial instruments held in IBRD's trading portfolio are carried and reported at market value or at their estimated fair values. Market value is based on market quotations; instruments for which market quotations are not readily available have been valued using market-based methodologies and market information.

BORROWINGS

The current value of these liabilities includes the value of the debt securities and the financial derivative instruments associated with the borrowings portfolio. The current value is calculated based on market data using market-based methodologies.

EQUITY CAPITAL-TO-LOANS

The equity capital-to-loans ratio is a summary statistic that IBRD uses as a measure of its risk bearing capacity. Table 2 presents this ratio computed on the current value management reporting basis, as well as on the reported basis before and after the effects of FAS 133. IBRD also uses cash flow analysis as a measure of income generating capacity and capital adequacy.

IBRD has maintained a relatively stable equity capital-to-loans ratio over the periods presented in Table 2. At June 30, 2000, the equity capital-to-loans ratio on the reported basis is slightly higher than on a current value basis because the June 30, 2000 current value basis ratio includes the one-time effect of marking all the financial assets and liabilities to current value.

On the current value basis, the equity capital-to-loans ratio increased from 20.94% at June 30, 2000 to 21.04% at September 30, 2000. Because IBRD's duration of equity is slightly longer than that of its loan portfolio, equity is more sensitive to changes in market rates than the loan portfolio. As a result, given the decreasing interest rate environment experienced during the first quarter of FY 2001, the equity capital-to-loans ratio has increased.

IBRD's condensed income statement, under a current value basis, is presented in Table 3, followed by selected financial indicators in Table 4.

TABLE 2:  EQUITY CAPITAL-TO-LOANS

IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------------------------------------
                                  SEPTEMBER 30, 2000           JUNE 30, 2000               SEPTEMBER 30, 1999
                        -------------------------------------- --------------------------- --------------------
                        CURRENT      PRE FAS 133                   CURRENT
                         VALUE        REPORTED       REPORTED       VALUE        REPORTED         REPORTED
                         BASIS          BASIS         BASIS         BASIS         BASIS            BASIS
                        ---------- -------------- ------------- ------------- ------------- --------------------
EQUITY CAPITAL          $   25,152   $     24,787  $     25,566    $   25,181     $  25,067          $   24,276(a)
LOANS AND GUARANTEES
   OUTSTANDING, NET OF
   ACCUMULATED
   PROVISION FOR LOAN
   LOSSES               $  119,517   $    116,987  $    116,987    $  120,241     $ 118,080          $  117,555
EQUITY CAPITAL-TO-LOANS      21.04%         21.19%        21.85%        20.94%        21.23%              20.65%
---------------------------------------------------------------------------------------------------------------

(a) THE SEPTEMBER 30, 1999 EQUITY CAPITAL AMOUNT DOES NOT INCLUDE ANY ESTIMATE OF PROPOSED TRANSFERS TO GENERAL RESERVE.

TABLE 3: CONDENSED CURRENT VALUE INCOME STATEMENT

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------------------------
                                                   FY01 YEAR TO DATE      ADJUSTMENTS      FY01 YEAR TO DATE
                                                    REPORTED BASIS                           CURRENT VALUE
                                                                                                 BASIS
                                                   ------------------- ------------------- -------------------
INCOME FROM LOANS                                             $2,087                                  $2,087
INCOME FROM INVESTMENTS                                          416    $            (9)                 407
OTHER INCOME                                                      70                                      70
                                                    -----------------   -----------------   -----------------
   TOTAL INCOME                                                2,573                 (9)               2,564
                                                    -----------------   -----------------   -----------------

BORROWINGS EXPENSE                                             1,858                                   1,858
ADMINISTRATIVE EXPENSES                                          196                                     196
PROVISION FOR LOAN LOSSES                                        117               (117)                  --
OTHER EXPENSES                                                    19                                      19
                                                    -----------------   -----------------   -----------------
   TOTAL EXPENSES                                              2,190               (117)               2,073
                                                    -----------------   -----------------   -----------------
OPERATING INCOME                                                 383                108                  491
FAS 133 ADJUSTMENTS                                              344               (344)                  --
CURRENT VALUE ADJUSTMENTS                                         --                173                  173
PROVISION FOR LOAN LOSSES                                         --               (117)                (117)
                                                    -----------------   -----------------   -----------------
NET INCOME                                                     $ 727    $          (180)    $            547
                                                    =================   =================   =================
--------------------------------------------------------------------------------------------------------------


TABLE 4:  SELECTED FINANCIAL INDICATORS


IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------------------------
                                                FY01 1ST QTR                       FY00 1ST    FY00 FULL YEAR
                                                                                      QTR
                               ----------------------------------------------- --------------- ---------------
                                CURRENT VALUE     PRE FAS 133      REPORTED           REPORTED BASIS
                                BASIS           REPORTED BASIS      BASIS
                                ----------------------------------------------  ------------------------------
NET INCOME                          $    547     $       383   $       727      $      417     $     1,991

AVERAGE INTEREST-EARNING ASSETS     $149,258     $   146,912   $   146,912      $  151,615     $   149,107
NET RETURN ON AVERAGE
   INTEREST- EARNING ASSETS             1.15%(a)        1.04%         1.37%(b)        1.09%           1.34%
RETURN ON LOANS                         3.71%(a)        6.76%         6.76%           6.56%           6.71%
RETURN ON INVESTMENTS                   6.01%(a)        6.72%         6.72%           5.16%           5.74%
COST OF BORROWINGS                      3.44%(a)        6.31%         5.92%(b)        5.78%           5.92%
--------------------------------------------------------------------------------------------------------------

a. EXCLUDES THE CUMULATIVE EFFECT OF THE ADOPTION OF CURRENT VALUE BASIS OF ACCOUNTING
b. EXCLUDES THE CUMULATIVE EFFECT OF THE ADOPTION OF FAS 133.

RESULTS OF OPERATIONS AND FINANCIAL HIGHLIGHTS

For the three months ended September 30, 2000 (first quarter of FY 2001), the reported net income was $727 million, compared with $417 million in the first quarter of FY 2000. The increase of $310 million in net income is predominantly attributable to the following:

o Income of $344 million related to FAS 133 adjustments reflected the adoption of this standard on July 1, 2000 and the year-to-date mark to fair value of IBRD's derivative instruments. (See Notes to Financial Statements - Note E).

o An increase of $85 million in income from loans reflected both the impact of an increased average volume of loans outstanding, as well as increased average rates earned. The higher rates are due to the effect of a greater proportion of higher yielding Special Structural Adjustment Loans (SSAL) outstanding in FY 2001, as well as a larger percentage of the loan portfolio in U.S. dollars, which has had higher nominal interest rates than most other major currencies. In addition, these higher rates reflected the higher interest rate environment seen in this quarter compared to the first quarter of FY 2000. These increases were partially offset by the loss of income representing reversals of unpaid interest and other charges accrued on loans that went into nonaccrual, as well as the effect of increased waivers in this quarter compared to the same period in FY 2000.

o A decrease in administrative expenses and contributions to special programs of $28 million.

o An increase of $19 million in income from investments and securities purchased and sold under resale agreements was mainly due to higher investment returns partially offset by a lower investment portfolio balance. The higher returns reflected the effects of the higher interest rate environment in FY 2001 on an investment portfolio which carries an interest rate duration of less than one year.

o An increase of $16 million in other income reflected an increase in fees from reimbursable programs associated with administrative services.

o An increase of $96 million in the provision for loan loss expense was primarily due to an additional provision taken on certain loans overdue at September 30, 2000, which were placed in non-accrual on October 2, 2000. (See Notes to Financial Statements--Note B). However, this increase was partially offset by the slightly reduced provision on the accruing loan portfolio, compared to the prior year, reflecting some general credit improvements in the accrual portfolio.

o An increase of $79 million (excluding the effects of FAS 133) in borrowing costs mainly resulted from an increase in the average borrowing rates, partially offset by a decrease in the average volume of debt outstanding. The higher rates reflected the higher interest rate environment in the first quarter FY 2001 compared to the same period in FY 2000, as well as the higher proportion of more U.S. dollar borrowings with higher nominal rates in the total borrowings portfolio.

The net return on average interest-earning assets on the reported basis for the first quarter of FY 2001 was 1.37%, compared to 1.09% for the first quarter of FY 2000. The increase in the net return was due primarily to the year-to- date FAS 133 adjustment mentioned above.

The net return on average interest-earning assets excluding the FAS 133 adjustment would have been 1.04%. This decrease in the return (when compared to that for the first quarter of FY 2000) resulted mainly from the increase in the provision for loan loss expense mentioned above. The return, before the current quarter's income effects of the probable nonaccrual event, would have been 1.39%. Excluding this event, the provision for loan loss expense actually decreased from the same period in FY 2000, reflecting some general improvement in the credit quality of the accrual portfolio. In addition, the following have also contributed positively to the net return on average interest- bearing assets:

o The higher net spreads obtained on loans in part due to the higher proportion of SSALs mentioned above, as well as higher average lending rates, net of funding costs, on the Single Currency Pool Loans (SCP). In FY 2000, the higher borrowing costs associated with the SCPs were only partially passed onto SCP borrowers via the lending rates, due to the timing of interest rate resets;

o The higher equity balance within IBRD available to fund these interest-earning assets; and

o        The decrease in net non-interest expenses.

For the first quarter of FY 2001, net income was $383 million and the net return on average interest-earning assets was 1.04%, under the pre FAS 133 reported basis. Under the current value basis (excluding the cumulative effects of the adoption of the current value basis of accounting), both net income and the net return on average interest-earning assets were higher, at $431 million and 1.15%, respectively. The duration of equity is longer than that of interest-earning assets, as a result, the relative increase in net income was greater than the increase in the value of the interest-earning assets.

The returns on loans and investments, and the cost of borrowings all decreased due to the inclusion of currency translation effects in loan and investment income and borrowings expense under a current value basis. However, on average, the combined effect of the total mark for currency and interest rates had a positive effect on equity.


FUNDING RESOURCES

EQUITY

On August 1, 2000, the Executive Directors allocated out of the net income earned during FY 2000, $1,114 million to General Reserves and $166 million to the Pension Reserve.

On September 27, 2000, the Board of Governors allocated $320 million (in SDRs valued at June 30, 2000) to be transferred to the International Development Association (IDA). Of this amount, $300 million is to be drawn down in FY 2005, at the end of the defined encashment schedule for donor contributions to IDA's Twelfth Replenishment and $20 million may be transferred as an immediate grant. Additional net income transfers approved on that date included a $250 million immediate grant to the Heavily Indebted Poor Countries Debt Initiative Trust Fund, a $30 million grant for capacity building in Africa and a $35 million grant to the Trust Fund for Kosovo. An amount of $76 million was allocated to surplus.

                   INTERNATIONAL BANK FOR RECONSTRUCTION AND
                                  DEVELOPMENT


                                                                              SEPTEMBER 30, 2000
                                                                                 (UNAUDITED)      JUNE 30, 2000
                                                                              ------------------ ---------------
ASSETS

Due from banks                                                                   $        721      $       691
Investments--Trading                                                                   24,451           24,941
Securities purchased under resale agreements--Trading                                     203              101
Nonnegotiable, noninterest-bearing demand obligations on account of
   subscribed capital                                                                   1,798            1,670
Receivable from currency and interest rate swaps
   Investments--Trading                                                                10,546           11,317
   Borrowings (including FAS 133 adjustment of $1,971 million--Note E)                 67,415           67,231
Loans outstanding--Note B
   Total loans                                                                        159,471          164,858
   Less undisbursed balance                                                            40,176           44,754
                                                                                 -------------     -------------
      Loans outstanding                                                               119,295          120,104
   Less:
      Accumulated provision for loan losses                                             3,480            3,400
      Deferred loan income                                                                479              460
                                                                                 -------------     -------------
        Net loans outstanding                                                         115,336          116,244
Other assets                                                                            5,005            5,615
                                                                                 -------------     -------------
TOTAL ASSETS                                                                     $    225,475      $   227,810
                                                                                 =============     =============
LIABILITIES
  Borrowings
    Short-term                                                                   $      5,654      $     4,730
    Medium- and long-term (less FAS 133 adjustment of $560 million--Note E)           102,281          105,649
  Securities sold under repurchase agreements and payable for cash collateral
    received--Trading                                                                      50               --
  Payable for currency and interest rate swaps
    Investments--Trading                                                               10,581           11,720
    Borrowings (including FAS 133 adjustment of $1,752 million--Note E)                71,487           70,864
  Payable for Board of Governors-approved transfers--Note C                             1,474              861
  Other liabilities                                                                     4,469            4,697
                                                                                 -------------     -------------
      TOTAL LIABILITIES                                                               195,996          198,521
                                                                                 -------------     -------------

EQUITY
  Capital stock--Authorized (1,581,724 shares--September 30, 2000 and
    June 30, 2000)
    Subscribed (1,564,038 shares--September 30, 2000;
      1,563,443 shares--June 30, 2000)                                                188,678          188,606
    Less uncalled portion of subscriptions                                            177,257          177,188
                                                                                 -------------     -------------
                                                                                       11,421           11,418
  Amounts to maintain value of currency holdings of paid-in capital stock                (662)            (522)
  Payments on account of pending subscriptions                                              7                7
  Retained earnings (see Statement of Changes in Retained Earnings, Note C)            19,119           19,027
  Accumulated other comprehensive income--Note D                                         (406)            (641)
                                                                                 -------------     -------------
      TOTAL EQUITY                                                                     29,479           29,289
                                                                                 -------------     -------------
  TOTAL LIABILITIES AND EQUITY                                                   $    225,475      $   227,810
                                                                                 =============     =============


  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

STATEMENT OF INCOME

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                                      THREE MONTHS ENDED
                                                                                         SEPTEMBER 30
                                                                                          (UNAUDITED)
                                                                                   --------------------------
                                                                                       2000         1999
                                                                                   --------------------------
INCOME

   Loans--Note B                                                                    $      2,087 $     2,002
   Investments--Trading                                                                      409         396
   Securities purchased under resale agreements                                                7           1
   Income from Staff Retirement Plan and other postretirement benefits plans                  39          43
   Other                                                                                      31          15
                                                                                   --------------------------
        Total income                                                                       2,573       2,457
                                                                                   --------------------------
EXPENSES
   Borrowings                                                                              1,858       1,779
   Securities sold under repurchase agreements and payable for cash
      collateral received                                                                     --          --
   Administrative                                                                            196         209
   Contributions to special programs                                                          16          31
   Provision for loan lossesNote B                                                           117          21
   Other                                                                                       3          --
                                                                                   --------------------------
        Total expenses                                                                     2,190       2,040
                                                                                   --------------------------
OPERATING INCOME                                                                             383         417
FAS 133 adjustmentNote E                                                                     125          --
Cumulative effect of change in accounting principleNote E                                    219          --
                                                                                   --------------------------
NET INCOME                                                                         $         727 $       417
                                                                                   ==========================

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

STATEMENT OF COMPREHENSIVE INCOME

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                                   THREE MONTHS ENDED
                                                                                      SEPTEMBER 30
                                                                                      (UNAUDITED)
                                                                             -------------------------------
                                                                                  2000            1999
                                                                             --------------- ---------------
 Net income                                                                  $        727    $         417
 Other comprehensive income--Note D
    Cumulative effect of change in accounting principle--Note E                       500               --
    Reclassification of FAS 133 transition adjustment to net income                   (26)              --
    Currency translation adjustments                                                 (239)             278
                                                                             --------------- ---------------
 Total other comprehensive income                                                     235              278
                                                                             --------------- ---------------
 Comprehensive income                                                        $        962    $         695
                                                                             =============== ===============

STATEMENT OF CHANGES IN RETAINED EARNINGS

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                                   THREE MONTHS ENDED
                                                                                      SEPTEMBER 30
                                                                                      (UNAUDITED)
                                                                              -------------------------------
                                                                                  2000             1999
                                                                              --------------   --------------
Retained earnings at beginning of the fiscal year                             $      19,027    $      17,709
   Board of Governors-approved transfers--Note C                                       (635)            (663)
   Net income for the period                                                            727              417
                                                                              --------------   --------------
Retained earnings at end of the period                                        $      19,119    $      17,463
                                                                              ==============   ==============

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.


EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                                     THREE MONTHS ENDED
                                                                                  SEPTEMBER 30 (UNAUDITED)
                                                                              ---------------------------------

                                                                                  2000                1999
                                                                              -------------        ------------
Cash flows from lending and investing activities
   Loans
      Disbursements                                                           $     (3,059)        $    (3,137)
      Principal repayments and prepayments                                           2,566               2,624
      Loan origination fees received                                                    --                   3
                                                                              -------------        ------------
           Net cash used in lending and investing activities                          (493)               (510)
                                                                              -------------        ------------
Cash flows used for payments for Board of Governors-approved transfers                  --                 (15)

Cash flows from financing activities
   Medium- and long-term borrowings
      New issues                                                                     3,294               5,280
      Retirements                                                                   (3,778)             (6,508)
   Net capital stock transactions                                                       10                  15
   Other financing activities                                                           34              (2,126)
                                                                              -------------        ------------
           Net cash used in financing activities                                      (440)             (3,339)
                                                                              -------------        ------------
Cash flows from operating activities
   Net income                                                                          727                 417
   Adjustments to reconcile net income to net cash provided by operating activities
      FAS 133 adjustment                                                              (125)                 --
      Cumulative effect of change in accounting principle                             (219)                 --
      Depreciation and amortization                                                    224                 206
      Income from Staff Retirement Plan and other postretirement benefits
        plans                                                                          (39)                (43)
      Provision for loan losses                                                        117                  21
      Net changes in other assets and liabilities                                       72                  16
                                                                              -------------        ------------
           Net cash provided by operating activities                                   757                 617
                                                                              -------------        ------------
Effect of exchange rate changes on unrestricted cash and liquid investments            (46)                 33
                                                                              -------------        ------------
Net decrease in unrestricted cash and liquid investments                              (222)             (3,214)
Unrestricted cash and liquid investments at beginning of the fiscal year            24,331              30,122
                                                                              -------------        ------------
Unrestricted cash and liquid investments at end of the period                 $     24,109         $    26,908
                                                                              =============        ============
Composed of
   Investments held in trading portfolio                                      $     24,451         $    28,078
   Other                                                                              (342)             (1,170)
                                                                              -------------        ------------
                                                                              $     24,109         $    26,908
                                                                              =============        ============
Supplemental disclosure
   Increase (decrease) in ending balances resulting from exchange rate fluctuations
      Loans outstanding                                                       $     (1,311)        $     1,932
      Borrowings                                                                    (2,447)              3,047
      Currency and interest rate swapsBorrowings                                     1,482              (1,611)
   Capitalized loan origination fees included in total loans                             9                  12


  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

NOTES TO FINANCIAL STATEMENTS

NOTE A--FINANCIAL INFORMATION

The unaudited condensed financial statements should be read in conjunction with the June 30, 2000 financial statements and the notes included therein. A review of the interim financial information for the three months ended September 30, 2000 and 1999, was performed by the International Bank for Reconstruction and Development's (IBRD) independent public accountants in accordance with standards established by the American Institute of Certified Public Accountants and by the International Auditing Practices Committee of the International Federation of Accountants. In the opinion of management, the condensed financial statements reflect all adjustments necessary for a fair presentation of IBRD's financial position and results of operations. The results of operations for the first three months of the current fiscal year are not necessarily indicative of results that may be expected for the full year. Certain reclassifications of the prior period's information have been made to conform to the current period's presentation.


NOTE B--LOANS AND GUARANTEES

WAIVERS OF LOAN INTEREST AND COMMITMENT CHARGES

For payment periods beginning during the fiscal year ending June 30, 2001, the following interest waivers on disbursed and outstanding loans to eligible borrowers are in effect. With respect to loans for which the invitation to negotiate was issued on or after July 31, 1998, and which carry a 75 basis point lending spread, the interest waiver is 25 basis points. A similar waiver was in effect for the fiscal year ended June 30, 2000. With respect to loans for which the invitation to negotiate was issued before July 31, 1998, and which carry a 50 basis point lending spread, the interest waiver is 15 basis points. A waiver of 5 basis points was in effect during the fiscal year ended June 30, 2000. For the three months ended September 30, 2000 and 1999, the effect of this waiver was to reduce Net Income by $22 million and $14 million, respectively.

A one-year commitment charge waiver of 50 basis points is in effect on all eligible undisbursed loans to all borrowers for all payment periods commencing in the fiscal year ending June 30, 2001. A similar waiver of 50 basis points was in effect for the fiscal year ended June 30, 2000. For the three months ended September 30, 2000 and 1999, the effect of the commitment charge waiver was to reduce Net Income by $46 million and $60 million, respectively.

OVERDUE AMOUNTS

At September 30, 2000, in addition to those loans referred to in the following paragraph, principal installments of $10 million and charges of $3 million payable to IBRD on loans, were overdue by more than three months. At September 30, 2000, the aggregate principal amounts outstanding on all loans to any borrower, other than those referred to in the following paragraph, with any loan overdue by more than three months, was $448 million.

At September 30, 2000, loans made to or guaranteed by certain member countries and the Federal Republic of Yugoslavia (Serbia and Montenegro) with an aggregate principal balance outstanding of $1,994 million ($2,031 million-- June 30, 2000), of which $1,294 million ($1,302 million-- June 30, 2000) was overdue, were in nonaccrual status. At such date, overdue interest and other charges in respect of these loans totaled $1,054 million ($1,060 million--June 30, 2000). If these loans had not been in nonaccrual status, income from loans for the three months ended September 30, 2000 would have been higher by $11 million ($18 million--September 30, 1999). A summary of countries with loans in nonaccrual status follows:


  IN MILLIONS
  --------------------------------------------------------------------------------------------------------------
                                                  SEPTEMBER 30, 2000
                                                ----------------------------------------------------------------
  --------------------------------------------------------------------------------------------------------------
  BORROWER                                      PRINCIPAL          PRINCIPAL,             NONACCRUAL SINCE
                                                OUTSTANDING        INTEREST AND
                                                                   CHARGES OVERDUE
  --------------------------------------------------------------------------------------------------------------
  WITH OVERDUES
     Congo, Democratic Republic Of                 $    81                 $  113          NOVEMBER 1993
     Congo, Republic of                                 67                     58          NOVEMBER 1997
     Iraq                                               35                     62          DECEMBER 1990
     Liberia                                           128                    285          JUNE 1987
     Syrian Arab Republic                               25                    118(a)       FEBRUARY 1987
     Yugoslavia, Federal Republic of
      (Serbia and Montenegro)                        1,095                  1,712          SEPTEMBER 1992
                                                  ---------             ----------
  Total                                              1,431                  2,348
  WITHOUT OVERDUES
     Bosnia and Herzegovina                            562                     --          SEPTEMBER 1992
     Sudan                                               1                     --          JANUARY 1994
                                                  ---------             ----------
  TOTAL                                           $  1,994              $   2,348
                                                  =========             ==========
  --------------------------------------------------------------------------------------------------------------

a. REPRESENTS INTEREST AND CHARGES OVERDUE

The average recorded investment in nonaccruing loans during the three months ended September 30, 2000 was $2,012 million ($2,072 million--September 30,
1999).

During the three months ended September 30, 2000 and 1999, no loans went into or came out of nonaccrual status. However, effective October 2, 2000, loans made to or guaranteed by Zimbabwe were placed in nonaccrual status. The aggregate principal balance outstanding on these loans at September 30, 2000 was $448 million, of which $27 million was overdue. Loan income for the three months ended September 30, 2000 was reduced by $19 million representing unpaid interest and other charges accrued on loans outstanding to Zimbabwe.

ACCUMULATED PROVISION FOR LOAN LOSSES

Changes to the Accumulated Provision for Loan Losses for the three months ended September 30, 2000 and for the fiscal year ended June 30, 2000 are summarized below:

  IN MILLIONS
  ------------------------------------------------------
                             SEPTEMBER 30   JUNE 30
                             -------------- ------------
  Balance, beginning of the
  fiscal year                     $3,400         $3,560
  Provision for loan losses          117           (166)
  Translation adjustment             (37)             6
                             ------------   ------------
  BALANCE, END OF THE PERIOD      $3,480         $3,400
                             ============   ============
  ------------------------------------------------------

Of the Accumulated Provision for Loan Losses of $3,480 Million ($3,400 million--June 30, 2000), $940 million is attributable to the nonaccruing loan portfolio and Zimbabwe at September 30, 2000 ($700 Million--June 30, 2000).

GUARANTEES

Guarantees of $1,441 million at September 30, 2000 ($1,661 million--June 30,
2000) were not included in reported loan balances. At September 30, 2000, $451 million of these guarantees were subject to call ($467 million--June 30, 2000). In some cases, IBRD guarantees have included interest payments in addition to principal. At September 30, 2000, interest guarantees of $16 million ($10 million--June 30, 2000) were subject to call.

FIFTH DIMENSION PROGRAM

Under the Fifth Dimension Program established by IDA in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to September 1988 and have in place an IDA-supported structural adjustment program. At September 30, 2000, IDA had approved credits of $1,658 million ($1,659 million--June 30, 2000) under this program from its inception, of which $1,631 million ($1,630 million--June 30, 2000) had been disbursed to the eligible countries.

SEGMENT REPORTING

Based on an evaluation of IBRD's operations, management has determined that IBRD has only one reportable segment. For the three months ended September 30, 2000, loans to each of two countries generated in excess of ten percent of loan income. Loan income from these two countries was $238 million and $219 million, respectively.

NOTE C--RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

Retained Earnings was comprised of the following elements at September 30, 2000 and June 30, 2000:

IN MILLIONS
------------------------------------------------------
                        SEPTEMBER 30     JUNE 30
                        ---------------- -----------
Special Reserve          $        293    $      293
General Reserve                17,223        16,109
Pension Reserve                   715           549
Surplus                           161            85
Unallocated Net Income            727         1,991
                         -------------   -----------
Total                    $     19,119    $   19,027
                         =============   ===========
------------------------------------------------------



On August 1, 2000 the Executive Directors allocated $1,114 million of the net income earned in the fiscal year ended June 30, 2000 to the General Reserve and $166 million to the Pension Reserve, representing the difference between actual funding of the Staff Retirement Plan (SRP) and its accounting income for the fiscal year 2000.

On September 27, 2000, the Board of Governors approved the following transfers out of unallocated Net Income: an amount equivalent to $320 million in SDRs (valued at June 30, 2000) to IDA, $250 million to the Heavily Indebted Poor Countries (HIPC) Debt Initiative Trust Fund, $35 million to the Trust fund for Kosovo, and $30 million for capacity building in Africa. The remaining $76 million was allocated to surplus. Of the $320 million in SDRs valued at June 30, 2000 that was approved for transfer to IDA, $300 million is to be drawn down in fiscal year 2005 and $20 million is available immediately as a reimbursement of IDA's share of the fiscal year 2000 cost of implementing the Strategic Compact of IBRD and IDA.

At September 30, 2000, the unpaid balances of all of the above-mentioned Board-approved transfers have been included in Payable for Board of Governors-approved Transfers on the balance sheet.

NOTE D--COMPREHENSIVE INCOME

For IBRD, comprehensive income comprises the effects of the implementation of FAS 133 as described in Note E, currency translation adjustments, and net income. These items are presented in the Statement of Comprehensive Income. The following tables presents the changes in Accumulated Other Comprehensive Income balances for the three months ended September 30, 2000 and September 30, 1999:


  IN MILLIONS
  ------------------------------------------------------------------------------------------------------------
                                                                            2000
                                               ---------------------------------------------------------------
                                                CUMULATIVE     CUMULATIVE    RECLASSIFICATION(a)  ACCUMULATED
                                                TRANSLATION    EFFECT OF                         COMPREHENSIVE
                                                ADJUSTMENT     CHANGE IN                             INCOME
                                                               ACCOUNTING
                                                               RINCIPLE
                                               ---------------------------------------------------------------
  Balance, beginning of the fiscal year               $(641)     $ --             $ --               $(641)
  Changes from period activity                         (239)      500              (26)                235
                                               ---------------------------------------------------------------
  Balance, end of the period                          $(880)     $500             $(26)              $(406)
                                               ===============================================================
  ------------------------------------------------------------------------------------------------------------





  IN MILLIONS
  ------------------------------------------------------------------------------------------------------------
                                                                                 1999
                                               ---------------------------------------------------------------
                                                CUMULATIVE     CUMULATIVE    RECLASSIFICATION(a)  ACCUMULATED
                                                TRANSLATION    EFFECT OF                         COMPREHENSIVE
                                                ADJUSTMENT     CHANGE IN                             INCOME
                                                               ACCOUNTING
                                                               PRINCIPLE
                                               ---------------------------------------------------------------
  Balance, beginning of the fiscal year               $(637)     $ --             $ --               $(637)
  Changes from period activity                          278        --               --                 278
                                               --------------------------------------------------------------
  Balance, end of the period                          $(359)     $ --             $ --               $(359)
                                               ==============================================================

  ------------------------------------------------------------------------------------------------------------

a. RECLASSIFICATION OF PAS 133 TRANSITION ADJUSTMENTS TO NET INCOME.

NOTE E--DERIVATIVE INSTRUMENTS

On July 1, 2000, IBRD adopted the Statement of Financial Accounting Standards
(SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its amendments under SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". In addition, IBRD adopted International Accounting Standard (IAS) 39, "Financial Instruments: Recognition and Measurement". Although adoption of IAS 39 is not required for IBRD until fiscal year 2002, IBRD elected to adopt this standard concurrently with SFAS No.
133. SFAS No. 133, along with its amendments under SFAS No. 138, and IAS 39 are collectively referred to as FAS 133 in this document. These standards require that all derivatives be measured at fair value.

IBRD uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of transaction costs. In applying these standards for purposes of financial statement reporting, IBRD has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value and all changes in the fair value have been recognized in net income. IBRD has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of FAS 133 hedging criteria does not make evident IBRD's existing risk management strategy.

IBRD's loans and other financial instrument contracts, other than those in the investments and borrowings portfolios, do not contain any financial derivative instruments as defined by FAS 133. For derivative instruments included in the investment portfolio, FAS 133 adjustments are not required since they are already recorded at fair value as part of the trading portfolio. Consequently, only the borrowings portfolio, and its related swaps, are affected by FAS 133.

The cumulative effect of a change in accounting principle includes the difference between the carrying value and the fair value of the embedded derivatives and derivative instruments in the borrowings portfolio on July 1, 2000, offset by any gains or losses on those borrowings for which a fair value exposure was being hedged. Of the total amount of $719 million, $500 million is reported in other comprehensive income and $219 million is reported in net income. The allocation between net income and other comprehensive income was based upon the hedging relationships that existed before the initial application of this statement.

Since IBRD has not defined any qualifying hedging relationships under this standard, the amount recorded in other comprehensive income is being reclassified into earnings in the same period or periods in which the hedged forecasted transactions affect earnings.

                                  [LETTERHEAD]

                    REVIEW REPORT OF INDEPENDENT ACCOUNTANTS


INDEPENDENT ACCOUNTANTS' REVIEW REPORT

President and Board of Governors
  International Bank for Reconstruction and Development

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of September 30, 2000, and the related condensed statements of income, comprehensive income, changes in retained earnings, and cash flows for the three-month periods ended September 30, 2000 and 1999. These financial statements are the responsibility of IBRD's management.

We have conducted our review in accordance with standards established by the American Institute of Certified Public Accountants and the International Auditing Practices Committee of the International Federation of Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America or with International Standards on Auditing, the objective of each is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed financial statements for them to be in conformity with accounting principles generally accepted in the United States of America and with International Accounting Standards.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and with International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 2000, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the fiscal year then ended (not presented herein); and in our report dated July 31, 2000, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 2000 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

As discussed in Note E to the condensed financial statements, IBRD changed its method of accounting for derivative instruments to conform with Statement of Accounting Standards (SFAS) No. 133 ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, as amended by SFAS Nos. 137, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES--DEFERRAL OF THE EFFECTIVE DATE OF FASB STATEMENT NO. 133 and 138, ACCOUNTING FOR CERTAIN DERIVATIVE INSTRUMENTS AND CERTAIN HEDGING ACTIVITIES. IBRD has also early-adopted International Accounting Standard No. 39, FINANCIAL INSTRUMENTS: RECOGNITION AND MEASUREMENTS.


/s/ Deloitte Touche Tohmatsu (International Firm)

November 9, 2000

             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                   TREASURY ASSET LIABLITY RISK SYSTEM (TALRS)

                       SEC REPORT - CHANGES IN BORROWINGS                 Page 1

             BORROWINGS (MLT) JULY 01, 2000 THRU SEPTEMBER 30, 2000

                                                           EXTERNAL
BORROWING TYPE DESCRIPTION           TRADE ID    CURRENCY  ID            CURRENCY AMOUNT  US$ EQUIVALENT   SETTLEMENT  MATURITY
-------------- -----------           --------    --------  --------      ---------------  --------------   ----------  --------
      NEW BORROWINGS
      --------------

         MTBOC
         -----
EURO CURRENCY
BOND/SELL EUR/IBRD/0705EUR04.74      0000004680  EUR                         100,000,000      94,205,000   27-Jul-2000 25-Jul-2005
BOND/SELL EUR/IBRD/0905EUR04.90      0000004760  EUR                         100,000,000      88,975,000   05-Sep-2000 06-Sep-2005
TOTAL BY CURRENCY                                                                            183,180,000
POUND STERLING
BOND/SELL GBP/IBRD/0621GBP05.40      0000004581  GBP                          50,000,000      75,972,500   03-Jul-2000 07-Jun-2021
BOND/SELL GBP/IBRD/0632GBP05.75      0000004626  GBP                         100,000,000     151,400,000   07-Jul-2000 07-Jun-2032
BOND/SELL GBP/IBRD/0632GBP05.75      0000004667  GBP                         100,000,000     151,400,000   07-Jul-2000 07-Jun-2032
BOND/SELL GBP/IBRD/1104GBP06.25      0000004683  GBP                          50,000,000      74,917,500   18-Jul-2000 26-Nov-2004
BOND/SELL GBP/IBRD/0632GBP05.75      0000004685  GBP                          50,000,000      74,917,500   18-Jul-2000 07-Jun-2032
BOND/SELL GBP/IBRD/1209GBP06.12      0000004688  GBP                         250,000,000     378,737,500   27-Jul-2000 07-Dec-2009
BOND/SELL GBP/IBRD/0707GBP07.13      0000004715  GBP                         100,000,000     150,405,000   16-Aug-2000 30-Jul-2007
BOND/SELL GBP/IBRD/1201GBP05.37      0000004717  GBP                          50,000,000      75,202,500   16-Aug-2000 03-Dec-2001
BOND/SELL GBP/IBRD/0621GBP05.40      0000004756  GBP                          50,000,000      74,792,500   22-Aug-2000 07-Jun-2021
BOND/SELL GBP/IBRD/0730GBPSTR        0000004749  GBP                         100,000,000     148,490,000   24-Aug-2000 22-Jul-2030
BOND/SELL GBP/IBRD/0632GBP05.75      0000004769  GBP                          75,000,000     108,581,250   08-Sep-2000 07-Jun-2032
BOND/SELL GBP/IBRD/0621GBP05.40      0000004776  GBP                          50,000,000      72,992,500   27-Sep-2000 07-Jun-2021
TOTAL BY CURRENCY                                                                          1,537,808,750
HONG KONG DOLLAR
BOND/SELL HKD/IBRD/0910HKD07.40      0000004764  HKD                         100,000,000      12,823,637   14-Sep-2000 14-Sep-2010
TOTAL BY CURRENCY                                                                             12,823,637
JAPANESE YEN
BOND/SELL JPY/IBRD/0720JPYSTR        0000004563  JPY                      20,000,000,000     191,031,090   03-Jul-2000 02-Jul-2020
BOND/SELL JPY/IBRD/0720JPYSTR01      0000004566  JPY                      10,000,000,000      95,515,545   03-Jul-2000 02-Jul-2020
BOND/SELL JPY/IBRD/0720JPYSTR02      0000004571  JPY                       5,000,000,000      47,757,773   03-Jul-2000 03-Jul-2020
BOND/SELL JPY/IBRD/0710JPYSTR01      0000004562  JPY                       1,000,000,000       9,406,453   06-Jul-2000 06-Jul-2010
BOND/SELL JPY/IBRD/0820JPYSTR        0000004576  JPY                       3,000,000,000      28,219,358   06-Jul-2000 06-Aug-2020
BOND/SELL JPY/IBRD/0720JPYSTR03      0000004574  JPY                       2,900,000,000      27,189,199   13-Jul-2000 13-Jul-2020
BOND/SELL JPY/IBRD/0720JPYSTR04      0000004586  JPY                       1,000,000,000       9,375,586   13-Jul-2000 13-Jul-2020
BOND/SELL JPY/IBRD/0720JPYSTR05      0000004669  JPY                       1,900,000,000      17,813,613   13-Jul-2000 13-Jul-2020
BOND/SELL JPY/IBRD/0720JPYSTR06      0000004671  JPY                       2,000,000,000      18,751,172   13-Jul-2000 13-Jul-2020
BOND/SELL JPY/IBRD/0720JPYSTR07      0000004674  JPY                       1,200,000,000      11,191,942   17-Jul-2000 17-Jul-2020
BOND/SELL JPY/IBRD/0703JPYSTR        0000004693  JPY                      10,000,000,000      91,772,588   27-Jul-2000 29-Jul-2003
BOND/SELL JPY/IBRD/0720JPYSTR08      0000004690  JPY                       2,000,000,000      18,343,575   28-Jul-2000 28-Jul-2020
BOND/SELL JPY/IBRD/0221JPYSTR        0000004687  JPY                       3,500,000,000      31,918,289   03-Aug-2000 03-Feb-2021
BOND/SELL JPY/IBRD/0221JPYSTR01      0000004695  JPY                       2,000,000,000      18,239,022   03-Aug-2000 03-Feb-2021
BOND/SELL JPY/IBRD/0820JPYSTR01      0000004697  JPY                       2,000,000,000      18,476,604   07-Aug-2000 07-Aug-2020
BOND/SELL JPY/IBRD/0820JPYSTR02      0000004699  JPY                       1,000,000,000       9,238,302   07-Aug-2000 07-Aug-2020
BOND/SELL JPY/IBRD/0820JPYSTR03      0000004705  JPY                       1,000,000,000       9,238,302   07-Aug-2000 06-Aug-2020
BOND/SELL JPY/IBRD/0820JPYSTR04      0000004703  JPY                       1,000,000,000       9,150,805   17-Aug-2000 17-Aug-2020
BOND/SELL JPY/IBRD/0825JPYSTR        0000004732  JPY                       2,000,000,000      18,445,930   21-Aug-2000 21-Aug-2025
BOND/SELL JPY/IBRD/0220JPYSTR01      0000004711  JPY                       1,450,000,000      13,373,300   24-Aug-2000 24-Feb-2020
BOND/SELL JPY/IBRD/0815JPYSTR        0000004742  JPY                       1,200,000,000      11,067,558   24-Aug-2000 24-Aug-2015

             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                   TREASURY ASSET LIABLITY RISK SYSTEM (TALRS)

                       SEC REPORT - CHANGES IN BORROWINGS                 Page 2

             BORROWINGS (MLT) JULY 01, 2000 THRU SEPTEMBER 30, 2000

                                                           EXTERNAL
BORROWING TYPE DESCRIPTION           TRADE ID    CURRENCY  ID            CURRENCY AMOUNT  US$ EQUIVALENT   SETTLEMENT  MATURITY
-------------- -----------           --------    --------  --------      ---------------  --------------   ----------  --------

BOND/SELL JPY/IBRD/0226JPYSTR        0000004748  JPY                       3,000,000,000      27,668,896   24-Aug-2000 24-Feb-2026
BOND/SELL JPY/IBRD/0920JPYSTR        0000004719  JPY                      20,000,000,000     188,093,671   01-Sep-2000 31-Aug-2020
BOND/SELL JPY/IBRD/0925JPYSTR01      0000004758  JPY                       1,100,000,000      10,322,823   05-Sep-2000 05-Sep-2025
BOND/SELL JPY/IBRD/0925JPYSTR        0000004757  JPY                       1,000,000,000       9,473,285   12-Sep-2000 12-Sep-2025
BOND/SELL JPY/IBRD/0820JPYSTR06      0000004752  JPY                       1,300,000,000      12,130,260   18-Sep-2000 27-Aug-2020
BOND/SELL JPY/IBRD/0915JPYSTR        0000004763  JPY                       1,000,000,000       9,343,611   21-Sep-2000 21-Sep-2015
BOND/SELL JPY/IBRD/0930JPYSTR        0000004773  JPY                       2,000,000,000      18,801,410   25-Sep-2000 25-Sep-2030
BOND/SELL JPY/IBRD/0920JPYSTR04      0000004774  JPY                       1,000,000,000       9,400,705   25-Sep-2000 25-Sep-2020
BOND/SELL JPY/IBRD/0321JPYSTR        0000004770  JPY                       1,500,000,000      14,032,462   26-Sep-2000 26-Mar-2021
BOND/SELL JPY/IBRD/0920JPYSTR01      0000004765  JPY                       1,000,000,000       9,319,230   28-Sep-2000 28-Sep-2020
BOND/SELL JPY/IBRD/0920JPYSTR02      0000004766  JPY                       1,000,000,000       9,319,230   28-Sep-2000 28-Sep-2020
BOND/SELL JPY/IBRD/0320JPYSTR10      0000004767  JPY                       1,100,000,000      10,251,153   28-Sep-2000 30-Mar-2020
BOND/SELL JPY/IBRD/0920JPYSTR03      0000004771  JPY                      20,000,000,000     185,382,583   29-Sep-2000 28-Sep-2020
TOTAL BY CURRENCY                                                                          1,219,055,327
UNITED STATES DOLLAR
BOND/SELL USD/IBRD/0905USD06.28      0000004759  USD                         100,000,000     100,000,000   05-Sep-2000 06-Sep-2005
BOND/SELL USD/IBRD/0903USD06.21      0000004761  USD                          50,000,000      50,000,000   08-Sep-2000 08-Sep-2003
BOND/SELL USD/IBRD/0904USD06.10      0000004775  USD                          77,000,000      77,000,000   19-Sep-2000 22-Sep-2004
TOTAL BY CURRENCY                                                                            227,000,000
SOUTH AFRICAN RAND
BOND/SELL ZAR/IBRD/0710ZAR13.375     0000004666  ZAR                         125,000,000      17,921,148   24-Jul-2000 26-Jul-2010
BOND/SELL ZAR/IBRD/0810ZAR13.000     0000004707  ZAR                         100,000,000      14,415,453   29-Aug-2000 31-Aug-2010
TOTAL BY CURRENCY                                                                             32,336,601
TOTAL                                                                                      3,212,204,314

             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                   TREASURY ASSET LIABLITY RISK SYSTEM (TALRS)

                       SEC REPORT - CHANGES IN BORROWINGS                 Page 3

             BORROWINGS (MLT) JULY 01, 2000 THRU SEPTEMBER 30, 2000

                                                           EXTERNAL
BORROWING TYPE DESCRIPTION           TRADE ID    CURRENCY  ID            CURRENCY AMOUNT  US$ EQUIVALENT   SETTLEMENT  MATURITY
-------------- -----------           --------    --------  --------      ---------------  --------------   ----------  --------

MATURING BORROWINGS
-------------------
         MTBOC
         -----
AUSTRALIAN DOLLAR
BOND/SELL AUD/IBRD/0700AUD08.25      0000000045  AUD         AUD0543GMT01    100,000,000      59,100,000   31-Jul-1996 31-Jul-2000
BOND/SELL AUD/IBRD/0700AUD07.00      0000000047  AUD         AUD0546GMT01    100,000,000      58,495,000   27-Aug-1996 27-Jul-2000
TOTAL BY CURRENCY                                                                            117,595,000
SWISS FRANC
BOND/SELL CHF/IBRD/0700CHF07.13      0000000073  CHF         CHF0224MLT01    200,000,000     122,047,965   05-Jul-1990 05-Jul-2000
BOND/SELL CHF/IBRD/0900CHF04.25      0000000079  CHF         CHF0240MLT01    300,000,000     169,942,786   14-Sep-1993 14-Sep-2000
TOTAL BY CURRENCY                                                                            291,990,751
POUND STERLING
BOND/SELL GBP/IBRD/0700GBP06.88      0000000182  GBP         GBP0686GDI01    500,000,000     756,825,000   14-Apr-1998 14-Jul-2000
BOND/SELL GBP/IBRD/0700GBP06.121     0000000184  GBP         GBP0706GDI01     50,000,000      75,617,500   11-Jun-1998 11-Jul-2000
BOND/SELL GBP/IBRD/0700GBP06.122     0000000185  GBP         GBP0713GDI01     40,000,000      60,778,000   29-Jun-1998 03-Jul-2000
BOND/SELL GBP/IBRD/0700GBP06.44      0000000186  GBP         GBP0716GDI01     53,000,000      80,170,450   13-Jul-1998 13-Jul-2000
BOND/SELL GBP/IBRD/0900GBP06.20      0000000032  GBP         GBP729GDI01      23,500,000      33,234,875   16-Sep-1998 18-Sep-2000
TOTAL BY CURRENCY                                                                          1,006,625,825
HONG KONG DOLLAR
BOND/SELL HKD/IBRD/082000HDKFRN      0000000012  HKD         HKD0718GDI01  1,000,000,000     128,214,991   13-Aug-1998 14-Aug-2000
BOND/SELL HKD/IBRD/0800HKD10.75      0000000029  HKD         HKD0724GDI01  1,000,000,000     128,208,416   25-Aug-1998 25-Aug-2000
TOTAL BY CURRENCY                                                                            256,423,406
JAPANESE YEN
BOND/SELL JPY/IBRD/0201JPY02.50      0000000314  JPY         JPY0123MLT01  1,800,000,000      16,491,823   16-Mar-1987 16-Aug-2000
BOND/SELL JPY/IBRD/0801JPY02.50      0000000316  JPY         JPY0125MLT03  1,000,000,000       9,208,951   01-Apr-1987 10-Aug-2000
BOND/SELL JPY/IBRD/0701JPY03.10      0000000317  JPY         JPY0127MLT01    660,000,000       6,053,102   29-May-1987 31-Jul-2000
BOND/SELL JPY/IBRD/0303JPY05.50      0000000331  JPY         JPY0154MLT01  5,900,000,000      55,464,160   25-Mar-1988 25-Sep-2000
BOND/SELL JPY/IBRD/0700JPY05.50      0000000333  JPY         JPY0161MLT01 65,000,000,000     596,138,854   29-Jul-1988 31-Jul-2000
TOTAL BY CURRENCY                                                                            683,356,890
NETHERLANDS GUILDER
BOND/SELL NLG/IBRD/0700NLG08.13      0000000378  NLG         NLG0072MLT01     12,500,000       5,433,167   10-Jul-1985 10-Jul-2000
TOTAL BY CURRENCY                                                                              5,433,167
NEW ZEALAND DOLLAR
BOND/SELL NZD/IBRD/0700NZD07.00      0000000398  NZD         NZD0595GMT01    100,000,000      46,505,000   25-Jul-1997 25-Jul-2000
BOND/SELL NZD/IBRD/0900NZD07.002     0000000404  NZD         NZD0613GMT01    500,000,000     210,175,000   18-Sep-1997 18-Sep-2000
BOND/SELL NZD/IBRD/0900NZD07.001     0000000401  NZD         NZD0613GDI02    250,000,000     105,087,500   03-Mar-1998 18-Sep-2000
BOND/SELL NZD/IBRD/0900NZD07.001     0000000402  NZD         NZD0613GDI03    100,000,000      42,035,000   03-Mar-1998 18-Sep-2000
BOND/SELL NZD/IBRD/0900NZD07.001     0000000403  NZD         NZD0613GDI04    150,000,000      63,052,500   14-Apr-1998 18-Sep-2000
TOTAL BY CURRENCY                                                                            466,855,000
UNITED STATES DOLLAR
BOND/SELL USD/IBRD/0900USD09.40      0000000567  USD         USD0495COL01         94,000          94,000   29-Jun-1988 15-Sep-2000
BOND/SELL USD/IBRD/0900USD09.45      0000000573  USD         USD0511COL01         50,000          50,000   06-Jul-1988 15-Sep-2000
BOND/SELL USD/IBRD/0900USD08.35      0000000723  USD         USD1238COL01        530,000         530,000   04-Aug-1989 15-Sep-2000
BOND/SELL USD/IBRD/0700USD09.24      0000000795  USD         USD1459COL01      9,400,000       9,400,000   07-Sep-1990 31-Jul-2000

             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                   TREASURY ASSET LIABLITY RISK SYSTEM (TALRS)

                       SEC REPORT - CHANGES IN BORROWINGS                 Page 4

             BORROWINGS (MLT) JULY 01, 2000 THRU SEPTEMBER 30, 2000

                                                           EXTERNAL
BORROWING TYPE DESCRIPTION           TRADE ID    CURRENCY  ID            CURRENCY AMOUNT  US$ EQUIVALENT   SETTLEMENT  MATURITY
-------------- -----------           --------    --------  --------      ---------------  --------------   ----------  --------

BOND/SELL USD/IBRD/0700USD05.50      0000000599  USD         USD0605GMT01    200,000,000     200,000,000   22-Jul-1997 27-Jul-2000
BOND/SELL USD/IBRD/0800USD06.00      0000000601  USD         USD0608GMT01    300,000,000     300,000,000   22-Aug-1997 22-Aug-2000
TOTAL BY CURRENCY                                                                            510,074,000
SOUTH AFRICAN RAND
BOND/SELL ZAR/IBRD/0900ZAR14.13      0000000880  ZAR         ZAR0617GMT01    250,000,000      34,305,318   25-Sep-1997 26-Sep-2000
TOTAL BY CURRENCY                                                                             34,305,318
TOTAL                                                                                      3,372,659,357
         MTBOZ
POUND STERLING
BOND/SELL GBP/IBRD/0700GBP00.00      0000000170  GBP         GBP0031MLT01    180,000,000     270,486,000   16-Dec-1996 17-Jul-2000
TOTAL BY CURRENCY                                                                            270,486,000
UNITED STATES DOLLAR
BOND/SELL USD/IBRD/0800USD00.001     0000000472  USD         USD0189MLT16     18,000,000      18,000,000   06-Mar-1985 15-Aug-2000
TOTAL BY CURRENCY                                                                             18,000,000
TOTAL                                                                                        288,486,000

             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                   TREASURY ASSET LIABLITY RISK SYSTEM (TALRS)

                       SEC REPORT - CHANGES IN BORROWINGS                 Page 5

             BORROWINGS (MLT) JULY 01, 2000 THRU SEPTEMBER 30, 2000

                                                           EXTERNAL
BORROWING TYPE DESCRIPTION           TRADE ID    CURRENCY  ID            CURRENCY AMOUNT  US$ EQUIVALENT   SETTLEMENT  MATURITY
-------------- -----------           --------    --------  --------      ---------------  --------------   ----------  --------

EARLY RETIREMENT
         MTBOC
SWISS FRANC
BOND/BUY CHF/IBRD/0704CHF06.13       0000004513  CHF                         100,000,000      61,532,782   12-Jul-2000 12-Jul-2004
TOTAL BY CURRENCY                                                                             61,532,782
JAPANESE YEN
BOND/BUY JPY/IBRD/0709JPYSTR02       0000004676  JPY                       1,000,000,000       9,235,742   21-Jul-2000 21-Jul-2009
BOND/BUY JPY/IBRD/0709JPYSTR         0000004678  JPY                       1,000,000,000       9,235,742   21-Jul-2000 21-Jul-2009
BOND/BUY JPY/IBRD/0809JPYSTR01       0000004701  JPY                       1,000,000,000       9,150,805   17-Aug-2000 17-Aug-2009
BOND/BUY JPY/IBRD/0904JPYSTR         0000004762  JPY                       3,000,000,000      28,051,802   16-Sep-2000 16-Sep-2004
TOTAL BY CURRENCY                                                                             55,674,092
TOTAL                                                                                        117,206,874